UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                    to
Commission File No. 001-02217
THE COCA-COLA COMPANY 401(k) PLAN
(Full title of the plan)
COCA COLA CO
(Name of issuer of the securities held pursuant to the plan)
One Coca-Cola Plaza
Atlanta, Georgia 30313
(Address of the plan and address of issuer's principal executive offices)

THE COCA-COLA COMPANY 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of The Coca-Cola Company 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Coca-Cola Company 401(k) Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2024.

 /s/ Ernst & Young LLP

Atlanta, Georgia
June 18, 2026

THE COCA-COLA COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2025 and 2024

	2025	2024
ASSETS
Investment in Master Trust	$4,145,027,310	$3,760,133,986
Notes receivable from participants	22,880,713	27,780,268
Net assets available for benefits	$4,167,908,023	$3,787,914,254
Refer to Notes to Financial Statements.

THE COCA-COLA COMPANY 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2025

Additions to net assets attributed to:
Investment income from the Master Trust	$589,014,425
Interest income from notes receivable from participants	1,699,761
Participant contributions	105,456,626
Participant rollover contributions	17,191,590
Employer contributions	40,655,165
Total additions	754,017,567

Deductions from net assets attributed to:
Distributions to participants	(372,582,325)
Administrative expenses	(1,441,473)
Total deductions	(374,023,798)

Net increase in net assets available for benefits	379,993,769

Net assets available for benefits:
Beginning of year	3,787,914,254
End of year	$4,167,908,023
Refer to Notes to Financial Statements.

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan
The following description of The Coca-Cola Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents and Summary Plan Description for a more comprehensive description of the Plan’s provisions.
General
The Plan was originally adopted effective July 1, 1960, restated effective January 1, 2022, and as further amended. The Plan is a defined contribution pension plan covering employees of The Coca-Cola Company and its participating subsidiaries (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration
The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan. Transamerica Retirement Solutions provides recordkeeping services for the Plan. The Northern Trust Company (the “Trustee”) provides trust services for the Plan.
Contributions
The Plan allows participants to contribute their compensation in line with applicable Internal Revenue Code (the “Code”) limitations. The Company matches participant contributions equal to 100% of the first 1% of compensation and 50% of the next 5% of compensation, for a maximum Company match of 3.5% of compensation. All employer contributions are initially invested in common stock of The Coca-Cola Company. All participant contributions are invested as directed by the individual. Newly hired or rehired employees who do not opt out or elect to contribute a different rate of eligible compensation within a 30-day period are automatically enrolled in the Plan at a contribution rate of 6% of eligible compensation.
Vesting
Participants are immediately vested in their salary deferral contributions and related earnings. Company contributions and related earnings are also immediately vested.
Forfeitures
Forfeited accounts are generally used to reduce employer contributions or pay administrative expenses of the Plan. The forfeited account balances were $28,488 and $3,464,949 as of December 31, 2025 and 2024, respectively. The Plan used $3,833,624 of cumulative forfeitures to reduce employer contributions and $6,885 to pay administrative expenses during 2025.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, employer contributions, if any, rollover contributions, if any, and allocations of Plan investment results; however, each account is also charged with an allocation of administrative expenses. Participant accounts are updated daily to reflect transactions affecting account balances. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants
Participants may borrow from their account balances subject to certain limitations. Participant loans may be funded from a combination of all vested account balances. The following applies to participant loans:
a.No more than two loans are allowed from the Plan at a time. Generally, the maximum amount that a participant may borrow is the lesser of the following limits:
i.100% of the participant’s pre-tax account, Roth after-tax account, regular after-tax account, regular match account, safe harbor match account, rollover account, Qualified Non-Elective Contribution account;
ii.50% of the participant’s account balance; or
iii.$50,000, reduced by the participant’s highest outstanding loan balance on any loans during the preceding 12 months.
b.The minimum loan amount is $1,000.
c.The loan interest rate is the prime rate as published in The Wall Street Journal on the first business day of the month the loan is requested.
d.The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.
Employee Stock Ownership Plan
The portion of the Plan invested in common stock of The Coca-Cola Company is designated as an employee stock ownership plan (“ESOP”) within the meaning of Code Section 4975(e)(7). Participants invested in common stock of The Coca-Cola Company may elect to receive their entire dividend amount as a cash payment made directly to them rather than have the dividend amount reinvested in their Plan account. The total amount of dividends paid directly to participants was $2,732,686 during 2025.
Payment of Benefits
Upon retirement, termination or disability, participants may elect to receive payment from the Plan in a lump-sum distribution, installments or in partial payments (a portion paid in a lump sum, and the remainder paid later). Participants may elect in-service distributions from after-tax and rollover account balances, or after attaining age 59½ from all vested account balances. Participants may elect to receive payment of the portion of their accounts invested in common stock of The Coca-Cola Company in shares rather than cash (“in-kind distributions”). Participants may also request an in-service distribution for the purpose of a financial hardship from certain vested account balances.
Plan Termination
The Company, by action of the Committee, reserves the right to, at any time and for any reason, terminate the Plan or completely discontinue contributions to the Plan. The Plan shall be terminated or contributions shall be discontinued by a written instrument approved by the Committee by resolution.
In the event of the Plan’s termination, if no successor plan is established or maintained, lump-sum distributions shall be made in accordance with the terms of the Plan as in effect at the time of the Plan’s termination or as thereafter amended. To the extent any assets of the Trust represent amounts allocated to a Code Section 415 suspense account, such amounts may revert to the Company. The Plan Administrator’s authority shall continue beyond the Plan’s termination date until all Trust assets have been liquidated and distributed.

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates that affect certain reported amounts and disclosures. Actual results may differ from those estimates.
Valuation of Investments
The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”). See Note 3 for fair value measurements.
Notes Receivable from Participants
Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest. The Plan only has loan receivables in the form of participant loans and there are no trade receivables.
Investment Transactions and Income
Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. Brokerage commissions on purchases and sales of common stock are considered transaction costs and are recorded as an increase to the cost basis of shares purchased and/or reduction of proceeds on a sale of shares. The net appreciation or depreciation in fair value of investments consists of realized gains and losses and changes in unrealized gains or losses on investments during the year. Realized gains and losses on investments are determined based on average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.
Payment of Benefits
Distributions to participants are recorded when payment is made. In-kind distributions are recorded based on the market value of the shares at the date of distribution.
Administrative Expenses
Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company and excluded from these financial statements.
Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans
The Plan participates in The Coca-Cola Company Master Trust for 401(k) Plans (the “Master Trust”) with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by the Trustee. Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments. The Master Trust’s investments include retirement target date funds, equity and fixed income index funds, actively managed equity and fixed income funds, synthetic guaranteed investment contracts, and common stock of The Coca-Cola Company. The investment structures include mutual funds, collective trust funds, Master Trust investment funds, and direct ownership of common stock of The Coca-Cola Company.
The Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and specific administrative expenses) which can be specifically identified. Income and expenses resulting from the collective investment of the assets of the Master Trust are

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

allocated among all plans in proportion to the fair value of the assets assigned to each plan. The Plan’s interest in the net assets of the Master Trust was 100% at both December 31, 2025 and 2024.
The following table summarizes the net assets of the Master Trust as of December 31, 2025 and 2024:

	2025	2024
Collective trust funds	$2,394,790,543	$2,119,269,535
The Coca-Cola Company common stock	1,182,487,454	1,099,960,757
Master Trust investment funds at fair value:
Interest-bearing cash	1,877,602	1,954,339
Collective trust funds	250,006,619	217,527,895
Common stock	108,666,056	111,927,327
Investments at fair value	3,937,828,274	3,550,639,853
Due from broker for The Coca-Cola Company common stock purchased	1,248	—
Fully benefit-responsive investment contracts at contract value	207,361,971	209,659,755
Master Trust investment funds excluded from fair value:
Other payables	(164,183)	(165,622)
Master Trust net assets	$4,145,027,310	$3,760,133,986
The net investment income (loss) of the Master Trust for the year ended December 31, 2025 was as follows:

2025
Net appreciation in fair value of investments	$553,850,662
Interest and dividends	35,163,763
Net investment income (loss) of Master Trust	$589,014,425
Fair Value Measurements
ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include interest-bearing cash and common stock. These investments are traded daily in public markets in the United States and/or other countries. The fair values of these investments are based on the last reported price on the last day of the Plan year.

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2025, were as follows:

	Level 1	Total
Common stock (A)	$1,182,487,454	$1,182,487,454
Master Trust investment accounts:
Interest-bearing cash	1,877,602	1,877,602
Common stock	108,666,056	108,666,056
Total assets in the fair value hierarchy	1,293,031,112	1,293,031,112
Collective trust funds measured at net asset value (B)	—	2,394,790,543
Master Trust investment accounts:
Collective trust funds measured at net asset value (B)	—	250,006,619
Total Master Trust assets at fair value	$1,293,031,112	$3,937,828,274
(A)    Investments in common stock are in shares of The Coca-Cola Company.
(B)    Collective trust funds invest in a portfolio of equity or debt securities held to replicate the performance of a specific equity or bond market index. The collective trust funds are measured at fair value using the net asset value as a practical expedient and therefore not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the Master Trust net assets disclosed on page 7. These funds have no unfunded commitments. Participant-directed redemptions have no restrictions; however, the Plan’s ability to redeem its investments is subject to fund-specific notice requirements, which range from 0 days up to approximately 135 days.

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2024, were as follows:

	Level 1	Total
Common stock (A)	$1,099,960,757	$1,099,960,757
Master Trust investment accounts:
Interest-bearing cash	1,954,339	1,954,339
Common stock	111,927,327	111,927,327
Total assets in the fair value hierarchy	1,213,842,423	1,213,842,423
Collective trust funds measured at net asset value (B)	—	2,119,269,535
Master Trust investment accounts:
Collective trust funds measured at net asset value (B)	—	217,527,895
Total Master Trust assets at fair value	$1,213,842,423	$3,550,639,853
(A)    Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.
(B)    Collective trust funds invest in a portfolio of equity or debt securities held to replicate the performance of a specific equity or bond market index. The collective trust funds are measured at fair value using the net asset value as a practical expedient and therefore not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the Master Trust net assets disclosed on page 7. These funds have no unfunded commitments. Participant-directed redemptions have no restrictions; however, the Plan’s ability to redeem its investments is subject to fund-specific notice requirements, which range from 0 days up to 135 days.
The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2025 and 2024.
During 2025 and 2024, there were no Level 2 or Level 3 investments.
Synthetic Guaranteed Investment Contracts
The Master Trust has a separate account (the “account”) which invests primarily in wrapper contracts (also known as synthetic guaranteed investment contracts) and cash equivalents. The contracts within the account are fully benefit-responsive and are therefore reported at contract value on the statements of net assets available for benefits. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. As of December 31, 2025 and 2024, the account consisted of $200,364,814 and $203,281,563 of wrapper contracts and $6,997,157 and $6,378,192 of cash equivalents, respectively.
In a wrapper contract structure, the underlying investments are owned and held by the Master Trust for Plan participants. The account purchases wrapper contracts from an insurance company or bank. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the account for the underlying investments). The issuers of the wrapper contracts provide assurances that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero.
Certain events, such as the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan, may limit the ability of wrapper contracts to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management does not believe that any events that may limit the ability of the wrapper contract to transact at contract value are probable.

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Transactions with Parties-in-Interest
Fees paid during the year for investment management, auditing and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services. Investments managed by JPMorgan Chase Bank qualify as party-in-interest transactions as JPMorgan Chase Bank has fiduciary responsibilities to the Plan. Investments managed by The Northern Trust Company qualify as party-in-interest transactions as The Northern Trust Company is the Trustee as defined by the Plan. Investments managed by State Street Global Advisors qualify as party-in-interest transactions as State Street Global Markets, LLC has fiduciary responsibilities to the Plan. Investments managed by Invesco Ltd. qualify as party-in-interest transactions as Invesco National Trust Company has fiduciary responsibilities to the Plan. Participant loans, as discussed in Note 1, also qualify as party-in-interest transactions.
Additionally, The Coca-Cola Company is considered a party-in-interest. As of December 31, 2025 and 2024, the Master Trust held 16,914,425 and 17,667,214 shares of common stock of The Coca-Cola Company with a fair value of $1,182,487,454 and $1,099,960,757, respectively. During the year ended December 31, 2025, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value
Purchases	705,531	$48,883,608
Sales	1,426,035	$98,760,506
In-kind distributions	494,530	$34,559,058
Dividends received (A)	462,245	$32,421,874
(A)    Participants invested in common stock of The Coca-Cola Company may elect to receive their entire dividend amount as a cash payment made directly to them rather than have the dividend amount reinvested in their Plan account.
Note 4 – Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Note 5 – Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to receipt of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee and the Company’s tax counsel believe the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe the Plan, as amended, is qualified and the related trust is tax exempt.
U.S. GAAP require Plan management to evaluate tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

THE COCA-COLA COMPANY 401(k) PLAN
EIN: 58-0628465 PN: 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Participants	Loans with interest rates ranging from 3.25% to 8.50%. Maturities through 2040.	$22,880,713
* Parties-in-interest
Note: Column (d) cost is not required for participant-directed investments.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COCA-COLA COMPANY 401(k) PLAN (Name of Plan)

/s/ SILVINA KIPPKE
Date:	June 18, 2026	Silvina Kippke Chairperson, The Coca-Cola Company Benefits Committee